

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 30, 2011

Chris Lucas
Group Finance Director
Barclays PLC
1 Churchill Place
London E14 5HP, England

     Re: Barclays PLC
             Form 20-F
             Filed March 19, 2010
             File No. 001-09246

Dear Mr. Lucas:

     We have completed our review of your filings and do not have any further comments at this time.

                              Sincerely,

                              Michael Seaman
                              Special Counsel